Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor
						Successor
					Fiscal 2010
Ratio of earnings to fixed charges (deficiency, in thousands):	Fiscal 2006	Fiscal 2007	Fiscal 2008	Fiscal 2009	Period of October 1 2009 through February 16, 2010	Period of February 17 2010 through September 30, 2010	Nine Months Ended June 30, 2011
Earnings (loss):
Loss before income taxes	$(4,221)	$(9,318)	$(6,087)	$(6,100)	$(4,527)	$(19,469)	$(9,808)
Interest expense	14,697	14,781	15,006	15,990	7,924	8,200	11,455
Portion of rental expense deemed to be interest*	1,588	1,540	1,694	1,571	689	1,211	1,102
Less: Noncash interest expense**	(4,557)	(5,704)	(6,517)	(8,499)	(3,353)	(591)	(668)

Total earnings (loss)	$7,507	$1,299	$4,096	$2,962	$(733)	$(10,649)	$2,081

Fixed charges:
Interest expense***	$14,697	$14,781	$15,006	$15,990	$7,924	$8,200	$11,455
Portion of rental expense deemed to be interest*	1,588	1,540	1,694	1,571	689	1,211	1,102

	$16,285	$16,321	$16,700	$17,561	$8,613	$9,411	$12,557

Deficiency in earnings necessary to cover fixed charges	$(8,778)	$(15,022)	$(12,604)	$(14,599)	$(7,880)	$(20,060)	$(10,476)

*	Portion of rental expense deemed to be interest represents one-third of total rent expense, which management believes is a reasonable approximation of the interest factor.
**	Represents capitalized interest.
***	Represents interest expensed and amortization of deferred financing fees.